Stop 3561

December 1, 2006

BY U.S. MAIL AND FACSIMILE

Mr. Robert J. Cierzan
 Chief Financial Officer
ALDILA, INC.
13450 Stowe Drive
Poway, California 92064

> **Re: Aldila, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 29, 2006**
> **File No. 0-21872**

Dear Mr. Cierzan:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. An amendment to the Item 4.01 Form 8-K should be filed immediately.

Item 4.01 Form 8-K

Former Accountants

We note that you are reporting that your independent registered public accounting firm, Peterson & Co., LLP ("Peterson"), informed you on November 27, 2006 of its merger consummation with Squar, Milner, Miranda & Williamson, LLP ("Squar Milner"), and that the name of the post-merger firm is Squar, Milner, Peterson, Miranda & Williamson, LLP ("Squar Milner Peterson").

1.   The Item 4.01 Form 8-K should be amended to comply with all of the disclosure requirements of Item 304 of Regulation S-K, as the merger of Peterson with Squar Milner is considered to be a change of accountants whereby, in effect, Peterson, considered to be your former accountants, have either resigned, declined to stand for re-election or were dismissed as your independent registered public accounting firm, and that your client-auditor relationship with Peterson has ceased. In this regard, the amended Item 4.01 Form 8-K should provide the disclosures required by Item 304(a)(1)(i)-(v) of Regulation S-K.

In order for the former accountants to provide you with the letter required by Item 304(a)(3) of Regulation S-K, give a copy of the filing to them as soon as possible. You must provide a copy of the filing to them no later then the date on which you file the amended Form 8-K with the Commission.

Please file the amended Form 8-K (Item 4.01) and the required confirming auditors' letter as Exhibit 16.1 to the amended Form 8-K, immediately. The filing was due on the fourth (4th) business day following the date the relationship with Peterson ceased.

New Accountants

2.   It is unclear from your current disclosures as to whether you have engaged either "Squar Milner" or the post-merger firm of "Squar Milner Peterson" as your new independent registered public accounting firm. Please clarify in the amended Item 4.01 Form 8-K, and provide all of the required disclosures pursuant to Item 304(a)(2) of Regulation S-K. To the extent you have not at this time engaged another independent registered public accounting firm, so indicate.

3.   Further, we note that the post-merger firm, "Squar, Milner, Peterson, Miranda &
        Williamson, LLP" is not registered with the Public Company Accounting Oversight
        Board (United States) or "PCAOB." Please advise as to the status of any proposed or
        pending registration. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful
        after October 22, 2003 for any person that is not a registered public accounting firm (i.e.
        registered with the PCAOB) to prepare or issue, or to participate in the preparation or
        issuance of, any audit report (or review report) with respect to any issuer. You must
        engage a new accountant that is a publicly registered accounting firm to perform review
        or audit work for the company. Please file a new Item 4 Form 8-K after you have
        engaged new accountants that are registered with the PCAOB. Provide all of the
        disclosures required by Item 304 of Regulation S-K regarding the period of engagement,
        as applicable, of Squar Milner or Squar Milner Peterson which should include an Exhibit
        16 letter from Squar Milner or Squar Milner Peterson.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Closing

Any questions should be directed to the undersigned at (202) 551-3328.

Sincerely,

Beverly A. Singleton
Staff Accountant